PERCEPTRE INC.

Unaudited Financial Statements For The Year Ended December 31, 2016

May 19, 2017

PERCEPTRE INC
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	3
TOTAL CURRENT ASSETS		3
TOTAL ASSETS		3

LIABILITIES AND SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY		
Common Stock (11,770,000 shares authorized, 10,470,000 issued and outstanding, no par value)		850
Retained Earnings (Deficit)		(847)
TOTAL SHAREHOLDER'S EQUITY		3
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	3

Unaudited- See accompanying notes.

PERCEPTRE INC
INCOME STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2016

Operating Expense		
General and Administrative	$	433
Rent		413
		847
Net Income from Operations		(847)
Net Income	$	(847)

PERCEPTRE INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED DECEMBER 31, 2016
————————

Net Income (Loss) For The Period	$	(847)
Cash Flows From Financing Activities		
Sale of Stock		850
Net Cash Flows From Operating Activities		850
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		3
Cash at End of Period	$	3

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Perceptre Inc ("the Company") is a corporation organized under the laws of the State of Florida. The Company operates a worldwide marketplace for electronic and human asset intelligence, and connects government agencies and private sector companies with the highest quality investigators to service their needs.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Rent

The company is subject to a month to month lease agreement with no future minimum lease payments due.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company's 2016 federal tax filing will remain subject to review by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Florida. The Company's Florida Business Organization tax filing for 2016 remain subject to review by that State until 2021.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 19, 2017, the date that the financial statements were available to be issued.